Filing under Rule 425
---------------------

Filer: Burlington Northern Santa Fe Corporation
Comapnies that are subject to the filing:
        Canadian National Railway Company
        North American Railways, Inc.
Registration Statement No. 333-94397

[BNSF logo and letterhead appears here]


May 8, 2000


Dear Fellow Shareholder:

    I'm pleased to share with you our record first quarter 2000 results, which are reported in the attached news release. The first quarter of 2000 was a good one for BNSF as we remained focused on our day-to-day business of serving shippers, operating an efficient and on-time railroad, and growing our revenues.

    Operating income was $510 million, or 6 percent higher than the same 1999 quarter; earnings per share was $0.55 on a diluted basis, a 10-percent increase from a year ago; and our operating ratio -- the key measure of efficiency -- improved to 77.2 percent, 80 basis points lower than the 78 percent in first quarter 1999. Revenues were $2.24 billion, or 3 percent higher, than the same 1999 period.

    We continued to improve service levels - achieving a record 93.7 percent system-wide on-time performance in the first quarter of 2000, the best in the industry, and a solid improvement from 88.7 percent in the first quarter of 1999. During the first quarter, we also repurchased 26.7 million shares of BNSF common stock. On April 20, our Board of Directors authorized an extension of the current program, adding 30 million shares to the total of 60 million shares previously authorized and substantially repurchased since July 1997. The amount of shares repurchased in the first quarter reflects our belief that BNSF stock represents an extremely good value at recent prices.

    Throughout the quarter, I kept you aware of developments following our December 20, 1999 announcement to combine BNSF and Canadian National Railway Company (CN). We remain convinced this is the right strategic move for both companies. It will create an efficient, integrated network with new single-line traffic routes offering shippers expanded market access and better service.

    On March 7, Paul Tellier, CN's CEO, and I testified before the U.S. Surface Transportation Board (STB). After the public hearings, the STB issued a 15-month merger moratorium during which time they would consider revising current merger rules. This policy decision prohibits us from filing our merger application. On April 25, the U.S. Court of Appeals in Washington, D.C. decided to hear oral arguments for an expedited judicial review of the STB's moratorium, responding to petitions we made in March. We filed our written testimony on May 5 and the Court will hear oral arguments on June 13. I will keep you informed of our progress.

    Meanwhile, our shareholder hotline remains open at 1-800-223-2064 from 8:30 a.m. to 8:00 p.m. Eastern Time, Monday through Friday to help answer any questions you may have regarding the proposed combination.

    Clearly, BNSF and CN are the most efficient and financially strong railroads in the industry today. Thank you for your continuing support.

Sincerely,



/s/ Robert D. Krebs
------------------------------------
Robert D. Krebs
Chairman and Chief Executive Officer



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North American Railways, Inc. and CN have filed a registration statement on Form F-4/S-4 with the Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF, and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office, 817-352-6856. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.
--------------------------------------------------------------------------------

                                                                       EXHIBIT A

[BNSF logo here]                                                            NEWS

Contact:  Richard Russack                                  FOR IMMEDIATE RELEASE
          (817) 352-6425


                      Burlington Northern Santa Fe Reports
                          Record First Quarter Results

     . Earnings of $0.55 per diluted share -- up 10 percent from first quarter 1999 earnings of $0.50 per diluted share.

     . First quarter operating income of $510 million -- $30 million or 6 percent higher than first quarter 1999 operating income of $480 million.

     . Revenues of $2.24 billion, an increase of $55 million or 3 percent over first quarter 1999 revenues of $2.18 billion.

     . Operating ratio for the first quarter 2000 improved to 77.2 percent compared with 78.0 percent in first quarter 1999.

     FORT WORTH, Texas, April 25, 2000 - - Burlington Northern Santa Fe Corporation (BNSF) (NYSE: BNI) today reported record first quarter earnings of $0.55 per share on a diluted basis, a 10 percent increase from first quarter 1999 earnings of $0.50 per share.

     "During the first quarter, we continued to focus on customer service, as our system on-time performance reached a record 93.7 percent compared with 88.7 percent for the first quarter 1999 and 91.0 percent for the full-year 1999," said Robert D. Krebs, BNSF Chairman and Chief Executive Officer. "Despite about a 30 percent increase in our fuel prices, first quarter 2000 operating income was a record $510 million compared with $480 million for the same 1999 period."

BNSF 1Q Earnings/Page Two


     Revenues of $2.24 billion for the first quarter 2000 were $55 million higher than the first quarter 1999. Intermodal revenues increased $46 million, or 8 percent, to $618 million reflecting increases in the international, truckload and direct marketing sectors. Carload revenues reached $645 million, an increase of $26 million, or 4 percent, from last year due to increases in most sectors. Automotive revenues improved $16 million, or 15 percent, to $124 million, primarily due to continued growth in vehicle shipments. Agricultural commodity revenues increased $12 million, or 4 percent, to $322 million, primarily due to stronger soybean and wheat exports and increased domestic demand for soybeans and northern wheat. Coal revenues declined $36 million, or 6 percent, to $529 million due in part to a decrease in demand as a result of mild winter weather.

     Operating expenses of $1.73 billion were $25 million, or 1 percent, higher than 1999 despite an increase in volume of 3 percent. Fuel expense was $46 million higher than 1999 despite flat consumption, as the average cost of diesel fuel per gallon, including hedge effects, rose from 56 cents to 72 cents. The increase in fuel expense was partially offset by lower equipment rents, materials and other expenses.

     Operating income increased 6 percent to $510 million for the first quarter 2000 compared with $480 million for the same period in 1999. The operating ratio improved slightly to 77.2 percent for the first quarter 2000 compared with an operating ratio of 78.0 percent for the first quarter 1999.

Common Stock Repurchases

     BNSF repurchased 26.7 million shares at an average price of $21.87 during the first quarter of 2000. On April 20, 2000, the Board of Directors authorized the extension of the current BNSF share repurchase program, adding 30 million shares to the total of 60 million shares previously authorized in equal amounts in July 1997 and December 1999. BNSF has repurchased substantially all of the shares previously authorized.

BNSF 1Q Earnings/Page Three



BNSF/CN Combination Update

     BNSF is vigorously pursuing avenues of appeal to obtain a prompt hearing on its application for the proposed combination with Canadian National Railway Company within the time frames established by statute. BNSF filed with the D.C. Circuit Court of Appeals a petition for review of the Surface Transportation Board's March 17, 2000 order imposing a 15-month moratorium on the filing of any application for approval of a combination involving Class I railroads. BNSF anticipates action by that Court in the near future on our motions seeking a stay of the STB's order as well as expedited judicial review of the merits of the Board's decision. In addition, BNSF plans to actively participate in the STB's recently announced proceeding to examine if new or revised rules should apply to rail consolidations.

     Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, headquartered in Fort Worth, Texas, BNSF operates one of the largest rail networks in North America with 33,500 route miles of track covering 28 states and two Canadian provinces.

Consolidated financial statements follow.

North American Railways, Inc. and CN have filed a registration statement on Form F-4/S-4 with the Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF, and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov . Other
                                                          -----------
filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office, 817-352-6856. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

Burlington Northern Santa Fe Corporation
Consolidated Statement of Income
(Unaudited.  In millions, except per share data)

                                                                                          Three Months Ended
                                                                                               March 31,
                                                                                     ----------------------------
                                                                                            2000             1999
                                                                                     -----------      -----------

Revenues                                                                             $     2,238      $     2,183
                                                                                     -----------      -----------

Operating Expenses
  Compensation and benefits                                                                  698              690
  Purchased services                                                                         231              229
  Depreciation and amortization                                                              222              219
  Equipment rents                                                                            179              193
  Fuel                                                                                       211              165
   Materials and other                                                                       187              207
                                                                                     -----------      -----------
      Total Operating Expenses                                                             1,728            1,703
                                                                                     -----------      -----------


Operating Income                                                                             510              480
Interest Expense                                                                             104               94
Other Income (Expense) - Net                                                                 (15)              (9)
                                                                                     -----------      -----------

Income Before Income Taxes                                                                   391              377
Income Tax Expense                                                                           148              141
                                                                                     -----------      -----------

Net Income                                                                           $       243      $       236
                                                                                     ===========      ===========

Earnings Per Share
  Basic Earnings Per Share                                                           $      0.55      $      0.50
  Diluted Earnings Per Share                                                         $      0.55      $      0.50
                                                                                     ===========      ===========

Average Shares Outstanding
  Basic                                                                                    444.2            469.3
  Diluted                                                                                  445.5            474.7
                                                                                     ===========      ===========


Operating Ratio                                                                             77.2%            78.0%
                                                                                     ===========      ===========

Statement Explanation:
----------------------
Certain prior period revenues and expenses have been reclassified to conform to the current period presentation.

Burlington Northern Santa Fe Corporation
(Unaudited. In millions)


Condensed Consolidated Balance Sheet


                                                                            March 31,             December 31,
                                                                              2000                    1999
                                                                        ---------------          --------------
Assets

 Cash and cash equivalents                                              $            32           $          22
 Other current assets                                                               956                   1,044
                                                                        ---------------          --------------
   Total current assets                                                             988                   1,066

 Properties and other assets                                                     22,906                  22,634
                                                                        ---------------          --------------

 Total Assets                                                           $        23,894          $       23,700
                                                                        ===============          ==============

Liabilities and Stockholders' Equity

 Long-term debt and commercial paper due within one year                $           127          $          158
 Other current liabilities                                                        1,865                   1,917
 Long-term debt and commercial paper                                              6,285                   5,655
 Deferred income taxes                                                            6,133                   6,097
 Other liabilities                                                                1,697                   1,701
 Stockholders' equity                                                             7,787                   8,172
                                                                        ---------------          --------------

 Total Liabilities and Stockholders' Equity                             $        23,894          $       23,700
                                                                        ===============          ==============



Condensed Consolidated Cash Flow Information


                                                                            Three Months Ended
                                                                                March 31,
                                                                   ---------------------------------
                                                                            2000                1999
                                                                   -------------       -------------

Cash provided by operating activities                              $         540       $         416
Cash used for capital expenditures                                          (257)               (373)
Other investing activities                                                  (235)               (204)
Dividends Paid                                                               (55)                (56)
                                                                   -------------       -------------

     Free Cash Flow (Deficit) after Dividends Paid                            (7)               (217)

Purchase of BNSF common stock                                               (583)               (100)
Other financing activities                                                     1                  45
                                                                   -------------       -------------

Net Debt Incurred                                                  $         589       $         272
                                                                   =============       =============

Burlington Northern Santa Fe Corporation
Supplemental Data
(Unaudited)

                                                                                                  Three Months Ended
                                                                                                       March 31,
                                                                                           ------------------------------
                                                                                                   2000              1999
                                                                                           ------------      ------------
Revenues (In millions)

Carload                                                                                    $        645      $        619
Intermodal                                                                                          618               572
Coal                                                                                                529               565
Agricultural Commodities                                                                            322               310
Automotive                                                                                          124               108
                                                                                           ------------      ------------
Total Freight Revenues                                                                            2,238             2,174
Other Revenues                                                                                        -                 9
                                                                                           ------------      ------------

Total Revenues                                                                             $      2,238      $      2,183
                                                                                           ============      ============


Operating ratio                                                                                    77.2%             78.0%
Revenue ton miles (billions)                                                                      121.0             113.6
Freight revenue per thousand revenue ton miles                                             $      18.50       $     19.14
Cars/Units (thousands)                                                                            1,988             1,926
Average freight revenue per car/unit                                                       $      1,126       $     1,129
Employees (average)                                                                              39,254            42,590



Statement Explanation:
----------------------
Certain prior period revenues and expenses have been reclassified to conform to the current period presentation.